Exhibit 99.1

Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND SIX MONTHS ENDING JUNE 30, 2018

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	June 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents (Note 18)	$187,403	$175,953
Short-term investments (Note 5)	62,845	51,590
Trade and other receivables	93,996	109,746
Income taxes receivable	18,818	16,991
Inventories (Note 6)	237,040	218,715
Derivative financial instruments (Note 4a)	1,364	1,092
Assets held for sale	—	7,949
Prepaid expenses and other current assets	12,092	13,434
	613,558	595,470
Non-current assets
Mineral properties, plant and equipment (Note 7)	1,324,275	1,336,683
Long-term refundable tax	1,607	80
Deferred tax assets	14,573	2,679
Investment in associates (Note 9)	71,208	55,017
Other assets	1,747	346
Goodwill	3,057	3,057
Total Assets	$2,030,025	$1,993,332

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$117,719	$139,698
Loans payable	—	3,000
Derivative financial instruments (Note 4a)	—	1,906
Current portion of provisions (Note 11)	6,011	8,245
Current portion of finance lease (Note 12)	7,066	5,734
Income tax payable	19,666	26,131
	150,462	184,714
Non-current liabilities
Long-term portion of provisions (Note 11)	56,603	61,248
Deferred tax liabilities	171,156	171,228
Long-term portion of finance lease (Note 12)	2,634	1,825
Deferred revenue (Note 9)	13,610	12,017
Other long-term liabilities (Note 13)	25,277	26,954
Share purchase warrants (Note 9)	14,478	14,295
Total Liabilities	434,220	472,281

Equity
Capital and reserves (Note 14)
Issued capital	2,319,226	2,318,252
Share option reserve	22,485	22,463
Investment revaluation reserve	16	1,605
Deficit	(750,856)	(825,470)
Total Equity attributable to equity holders of the Company	1,590,871	1,516,850
Non-controlling interests	4,934	4,201
Total Equity	1,595,805	1,521,051
Total Liabilities and Equity	$2,030,025	$1,993,332
Commitments and Contingencies (Notes 4, 21)
See accompanying notes to the condensed interim consolidated financial statements
APPROVED BY THE BOARD ON AUGUST 8, 2018

"signed"	Ross Beaty, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	77

Condensed Interim Consolidated Income Statements (unaudited, in thousands of U.S. dollars except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Revenue (Note 19)	$216,460	$201,319	$423,421	$400,006
Cost of sales
Production costs (Note 15)	(116,413)	(121,921)	(228,862)	(251,144)
Depreciation and amortization	(37,626)	(30,701)	(72,164)	(60,054)
Royalties	(7,570)	(3,915)	(12,420)	(11,151)
	(161,609)	(156,537)	(313,446)	(322,349)
Mine operating earnings	54,851	44,782	109,975	77,657

General and administrative	(5,566)	(5,293)	(11,524)	(11,052)
Exploration and project development	(1,877)	(4,434)	(4,621)	(7,958)
Foreign exchange (losses) gains	(4,917)	114	(6,592)	2,623
Gains on commodity, diesel fuel swaps, and foreign currency contracts (Note 4d)	906	960	2,639	2,754
(Loss) gain on sale of mineral properties, plant and equipment	(182)	292	7,804	334
Share of income from associate and dilution gain (Note 9)	14,113	649	14,272	1,420
Other (expense) income	(1,135)	350	(591)	1,764
Earnings from operations	56,193	37,420	111,362	67,542

Loss on derivatives (Note 4d)	(737)	—	(780)	—
Investment (loss) income	(1,071)	20	827	79
Interest and finance (expense) recovery (Note 16)	(1,175)	62	(3,533)	(2,328)
Earnings before income taxes	53,210	37,502	107,876	65,293
Income tax expense (Note 20)	(16,514)	(1,491)	(23,024)	(9,332)
Net earnings for the period	$36,696	$36,011	$84,852	$55,961

Attributable to:
Equity holders of the Company	$36,187	$35,472	$83,563	$54,843
Non-controlling interests	509	539	1,289	1,118
	$36,696	$36,011	$84,852	$55,961

Earnings per share attributable to common shareholders (Note 17)
Basic earnings per share	$0.24	$0.23	$0.55	$0.36
Diluted earnings per share	$0.24	$0.23	$0.54	$0.36
Weighted average shares outstanding (in 000’s) Basic	153,295	153,136	153,303	152,948
Weighted average shares outstanding (in 000’s) Diluted	153,545	153,422	153,543	153,275

See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	78

Condensed Interim Consolidated Statements of Comprehensive Income (unaudited, in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Net earnings for the period	$36,696	$36,011	$84,852	$55,961
Items that may be reclassified subsequently to net earnings:
Unrealized net gains (losses) on short-term investments (Note 2b) (net of $nil tax in 2018 and 2017)	533	(463)	343	(132)
Reclassification adjustment for realized (gains) losses on short-term investments to earnings (Note 2b)	(461)	12	(330)	(40)
Total comprehensive earnings for the period	$36,768	$35,560	$84,865	$55,789

Total comprehensive earnings attributable to:
Equity holders of the Company	$36,259	$35,021	$83,576	$54,671
Non-controlling interests	509	539	1,289	1,118
	$36,768	$35,560	$84,865	$55,789
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	79

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Cash flow from operating activities
Net earnings for the period	$36,696	$36,011	$84,852	$55,961

Current income tax expense (Note 20)	17,607	11,598	35,742	23,556
Deferred income tax recovery (Note 20)	(1,093)	(10,107)	(12,718)	(14,224)
Interest income (Note 16)	(1,048)	(2,436)	(913)	(2,318)
Depreciation and amortization	37,626	30,701	72,164	60,054
Accretion on closure and decommissioning provision (Note 11)	1,623	1,494	3,262	2,987
Unrealized losses (gains) on foreign exchange	4,170	926	6,147	(1,118)
Loss (gain) on sale of mineral properties, plant and equipment	182	(292)	(7,804)	(334)
Other operating activities (Note 18)	(18,409)	(6,430)	(25,665)	2,921
Changes in non-cash operating working capital (Note 18)	7,772	(8,203)	(3,548)	(10,399)
Operating cash flows before interest and income taxes	$85,126	$53,262	$151,519	$117,086

Interest paid	(330)	(650)	(843)	(1,272)
Interest received	182	543	946	655
Income taxes paid	(18,029)	(10,249)	(50,273)	(34,994)
Net cash generated from operating activities	$66,949	$42,906	$101,349	$81,475

Cash flow from investing activities
Payments for mineral properties, plant and equipment	$(35,926)	$(41,822)	$(68,491)	$(73,760)
Acquisition of mineral interests	(7,500)	(7,470)	(7,500)	(20,219)
Net purchase of short-term investments	(6,851)	(15,919)	(12,014)	(1,067)
Proceeds from sale of mineral properties, plant and equipment	10,374	1,342	15,479	1,387
Net proceeds (payments) from commodity, diesel fuel swaps, and foreign currency contracts	—	626	(318)	(2,513)
Net cash used in investing activities	$(39,903)	$(63,243)	$(72,844)	$(96,172)

Cash flow from financing activities
Proceeds from issue of equity shares	$499	$414	$626	$2,493
Distributions to non-controlling interests	(254)	(557)	(556)	(738)
Dividends paid	(5,185)	(3,830)	(10,551)	(7,654)
Proceeds from (repayment of) short-term loans	—	2,500	(3,000)	2,500
Payment of equipment leases	(1,977)	(996)	(3,517)	(1,923)
Net cash used in financing activities	$(6,917)	$(2,469)	$(16,998)	$(5,322)
Effects of exchange rate changes on cash and cash equivalents	(8)	105	(57)	46
Net increase (decrease) in cash and cash equivalents	20,121	(22,701)	11,450	(19,973)
Cash and cash equivalents at the beginning of the period	167,282	183,609	175,953	180,881
Cash and cash equivalents at the end of the period	$187,403	$160,908	$187,403	$160,908
Supplemental cash flow information (Note 18).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	80

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2016	152,334,652	$2,303,978	$22,946	$434	$(931,060)	$1,396,298	$2,706	$1,399,004
Total comprehensive earnings
Net earnings for the year	—	—	—	—	120,991	120,991	2,460	123,451
Other comprehensive income	—	—	—	1,171	—	1,171	—	1,171
	—	—	—	1,171	120,991	122,162	2,460	124,622
Shares issued on the exercise of stock options	307,266	3,604	(998)	—	—	2,606	—	2,606
Shares issued as compensation	135,404	2,020	—	—	—	2,020	—	2,020
Share-based compensation on option grants	—	—	515	—	—	515	—	515
Acquisition of mineral interests	525,654	8,650	—	—	—	8,650	—	8,650
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(87)	(87)	(965)	(1,052)
Dividends paid	—	—	—	—	(15,314)	(15,314)	—	(15,314)
Balance, December 31, 2017	153,302,976	$2,318,252	$22,463	$1,605	$(825,470)	$1,516,850	$4,201	$1,521,051
Impact of adopting IFRS 9 (Note 2b)	—	—	—	(1,602)	1,602	—	—	—
Balance, January 1, 2018 (restated)	153,302,976	$2,318,252	$22,463	$3	$(823,868)	$1,516,850	$4,201	$1,521,051
Total comprehensive earnings
Net earnings for the period	—	—	—	—	83,563	83,563	1,289	84,852
Other comprehensive loss	—	—	—	13	—	13	—	13
	—	—	—	13	83,563	83,576	1,289	84,865
Cancellation of expired shares	(121,439)	—	—	—	178	178	—	178
Shares issued on the exercise of stock options	72,096	792	(166)	—	—	626	—	626
Shares issued as compensation	10,338	182	—	—	—	182	—	182
Share-based compensation on option grants	—	—	188	—	—	188	—	188
Distributions by subsidiaries to non-controlling interests	—	—	—	—	—	—	(556)	(556)
Dividends paid	—	—	—	—	(10,729)	(10,729)	—	(10,729)
Balance, June 30, 2018	153,263,971	$2,319,226	$22,485	$16	$(750,856)	$1,590,871	$4,934	$1,595,805

PAN AMERICAN SILVER CORP.	81

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2016	152,334,652	$2,303,978	$22,946	$434	$(931,060)	$1,396,298	$2,706	$1,399,004
Total comprehensive earnings
Net earnings for the period	—	—	—	—	54,843	54,843	1,118	55,961
Other comprehensive income	—	—	—	(172)	—	(172)	—	(172)
	—	—	—	(172)	54,843	54,671	1,118	55,789
Shares issued on exercise of stock options	296,180	3,496	(1,003)	—	—	2,493	—	2,493
Shares issued as compensation	12,291	217	—	—	—	217	—	217
Share-based compensation on option grants	—	—	228	—	—	228	—	228
Acquisition of mineral interests	525,654	8,650	—	—	—	8,650	—	8,650
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(27)	(27)	(711)	(738)
Dividends paid	—	—	—	—	(7,654)	(7,654)	—	(7,654)
Balance, June 30, 2017	153,168,777	$2,316,341	$22,171	$262	$(883,898)	$1,454,876	$3,113	$1,457,989
 See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	82

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

1. NATURE OF OPERATIONS
Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American Silver Corp. is incorporated and domiciled in Canada, and its office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary product (silver) is produced in Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America and Mexico.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Preparation
These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). As a result, these unaudited condensed interim consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed with certain disclosures from the Annual Financial Statements omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2017.
The Company’s interim results are not necessarily indicative of its results for a full year.

b.	Changes in Accounting Policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2017, except for the following:
Financial Instruments
On January 1, 2018, the Company adopted, retrospectively without restatement, IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments with a single, forward-looking 'expected loss' impairment model and significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. There was no impact from IFRS 9 on the Company's classification and measurement of financial assets and liabilities except for equity securities as described below.
Under IFRS 9, subsequent to initial recognition, financial assets are classified and measured at either: amortized cost, fair value through other comprehensive income ("FVTOCI") or at fair value through profit or loss ("FVTPL"). The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.
IFRS 9 introduced a single expected credit loss impairment model for financial assets measured at amortized cost and for debt instruments at FVTOCI, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements.
IFRS 9 changed the requirements for hedge effectiveness and consequently for the application of hedge accounting which did not impact the Company. As the Company does not apply hedge accounting, either under IAS 39 or IFRS 9, the adoption of IFRS 9 with regards to hedge accounting did not impact the Company or its accounting policies.
The Company has not restated comparative 2017 information for financial instruments in the scope of IFRS 9. Therefore, the comparative 2017 information is reported under IAS 39 and is not comparable to the information presented for 2018. Differences arising from the adoption of IFRS 9 have been recognized directly in retained earnings

PAN AMERICAN SILVER CORP.	83

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

as of January 1, 2018. The adoption of IFRS 9 did not result in a change in carrying value of any of our financial instruments on the transition date. The main area of change was the accounting for equity securities previously classified as available for sale.
In accordance with IFRS 9 guidance, investments in equity securities that are neither subsidiaries nor associates (“equity securities”) are categorized as FVTPL unless they are designated as FVTOCI. Further, investments in equity securities, previously classified as available for sale, are now classified at FVTPL. As of January 1, 2018 equity securities are measured at FVTPL, prior to this and under IAS 39 these assets were initially recorded at fair value with subsequent measurements recorded at FVTOCI. The Company continued to designate its short term investments other than equity securities as financial assets at FVTOCI. This change in measurement classification resulted in an adjustment to opening retained earnings on January 1, 2018 for the historical unrealized gains and losses on the Company’s existing equity securities investments. The adjustment was $1.6 million with a corresponding adjustment to accumulated other comprehensive income.
The following table summarizes the classification and measurement of the Company’s financial assets prior to January 1, 2018 in accordance with IAS 39, compared to the new classification as of January 1, 2018, in accordance with IFRS 9:

Financial Asset	IAS 39 Classification / Measurement	IFRS 9 Classification and Measurement
Cash and cash equivalents	Loans and receivables / Amortized cost	Amortized cost
Short-term investments - equity securities	Available-for-sale / FVTOCI	FVTPL
Short-term investments - other than equity securities	Available-for-sale / FVTOCI	FVTOCI
Trade receivables from provisional concentrates sales	FVTPL	FVTPL
Receivable not arising from sale of metal concentrates	Loans and receivables / Amortized cost	Amortized cost
Derivative financial assets	Held-for-trading / FVTPL	FVTPL
Additional disclosures have been presented in Note 4a as a result of adopting IFRS 9.
Revenue Recognition
The Company adopted IFRS 15 which replaced IAS 11 - Construction Contracts; IAS 18 - Revenue, and other revenue interpretations.
IFRS 15 requires either a full retrospective application, whereby comparative information is restated in accordance with IFRS 15, or a modified retrospective application, whereby the cumulative impact of adoption is recognized in opening retained earnings, as of January 1, 2018, and comparative period balances are not restated. The Company elected to apply the modified retrospective approach, though the new standard had no cumulative impact as at January 1, 2018.
IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer, and introduces a revenue recognition model under which an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This new framework did not result in a change in the way the Company recognizes or measures revenue. Further, the standard introduces the concept of performance obligations that are defined as ‘distinct’ promised goods or services, and requires entities to apportion revenue earned to the distinct performance obligations on a relative stand alone selling price basis.  The Company may from time to time enter into concentrate contracts where the Company is responsible for shipping and insurance costs necessary to bring the goods to a named destination after the date on which control of the goods is transferred to the customer.  Accordingly, under IFRS 15, a portion of the revenue earned under such contracts, representing the obligation to fulfill the shipping and insurance services, will be deferred and recognized over the time the obligations are fulfilled.  There were no such contracts in 2017, nor in the three and six months ended June 30, 2018.

PAN AMERICAN SILVER CORP.	84

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The Company's revenue recognition policy in accordance with IFRS 15 is as follows:
Revenue Recognition: Revenue associated with the sale of commodities is recognized when control of the asset sold is transferred to the customer. Indicators of control transferring include an unconditional obligation to pay, legal title, physical possession, transfer of risk and rewards and customer acceptance. This generally occurs when the goods are delivered to a loading port, warehouse, vessel or metal account as contractually agreed with the buyer; at which point the buyer controls the goods. In cases where the Company is responsible for the cost of shipping and certain other services after the date on which control of the goods transfers to the customer, these other services are considered separate performance obligations and thus a portion of revenue earned under the contract is allocated and recognized as these performance obligations are satisfied.
The Company’s concentrate sales contracts with third-party buyers, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. For this purpose, the transaction price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.
Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices and estimated quantities. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices resulting in the receivable being recorded at FVTPL.
IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold are not significant and does not constrain the recognition of revenue
Refining and treatment charges under the sales contracts are netted against revenue for sales of metal concentrate.
Other Narrow Scope Amendments
The Company has adopted IFRIC interpretation 22 - Foreign Currency Transactions and Advanced Consideration, and narrow scope amendments to IFRS 2 - Share-based Payment, which did not have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

c.	Accounting Standards Issued But Not Yet Effective
The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.
IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16 - Leases which replaces IAS 17 - Leases and its associated interpretative guidance, including IFRIC 4 and SIC 15. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes for lessees to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15.
The Company anticipates that the adoption of IFRS 16 will result in an increase in the recognition of right of use

PAN AMERICAN SILVER CORP.	85

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

assets and lease liabilities related to leases with terms greater than 12 months in our Statement of Financial Position at January 1, 2019. IFRS 16 will further result in increased depreciation and amortization on these right of use assets and increased interest on these additional lease liabilities. These lease payments will be recorded as financing outflows in our Consolidated Statements of Cash Flows.
The Company is in the process of identifying and collecting data relating to the existing agreements that may contain right-of-use assets and estimates the time to develop and implement the accounting policies, estimates and processes (including the information technology systems) will extend into the latter part of 2018.

d.	Basis of Consolidation
These unaudited condensed interim consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company; the most significant at June 30, 2018 and December 31, 2017 are presented in the following table:

Subsidiary	Location	Ownership Interest	Accounting	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha mine
Minera Corner Bay S.A. de C.V.	Mexico	100%	Consolidated	Alamo Dorado mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo mine & COSE project
Minera Joaquin S.R.L.	Argentina	100%	Consolidated	Joaquin project
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

3. MANAGEMENT OF CAPITAL
The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company’s capital structure consists of shareholders’ equity (comprising issued capital plus share option reserve plus deficit, plus investment revaluation reserve) with a balance of $1.6 billion as at June 30, 2018 (December 31, 2017 - $1.5 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.
The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2017.

PAN AMERICAN SILVER CORP.	86

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

4. FINANCIAL INSTRUMENTS

a)	Financial assets and liabilities by categories

June 30, 2018 (1)	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$187,403	$—	$—	$187,403
Trade receivables from provisional concentrates sales(2)	—	39,127	—	39,127
Receivable not arising from sale of metal concentrates(2)	36,759	—	—	36,759
Short-term investments, equity securities	—	21,754	—	21,754
Short-term investments, other than equity securities	—	—	41,091	41,091
Derivative financial assets	—	1,364	—	1,364
	$224,162	$62,245	$41,091	$327,498
Financial Liabilities:
Derivative financial liabilities	$—	$—	$—	$—
	$—	$—	$—	$—

(1)	Financial assets and liabilities by categories presented in accordance with IFRS 9 (see Note 2b)

(2)	Included in Trade and other receivables.

December 31, 2017 (1)	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$175,953	$—	$—	$175,953
Trade receivables from provisional concentrates sales(2)	—	51,952	—	51,952
Receivable not arising from sale of metal concentrates(2)	43,467	—	—	43,467
Short-term investments, equity securities	—	—	22,971	22,971
Short-term investments, other than equity securities	—	—	28,619	28,619
Derivative financial assets	—	1,092	—	1,092
	$219,420	$53,044	$51,590	$324,054
Financial Liabilities:
Derivative financial liabilities	$—	$1,906	$—	$1,906
	$—	$1,906	$—	$1,906

(1)	Financial assets and liabilities by categories presented in accordance with IAS 39.

(2)	Included in Trade and other receivables.

b)	Financial assets recorded at FVTPL
The Company’s short-term investments in equity securities are recorded at FVTPL. The gains (losses) from short-term investments in equity securities were recorded at FVTOCI for the three and six months ended June 30, 2017 but were recorded at FVTPL for the three and six months ended June 30, 2018 as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Unrealized net loss on short-term investments, equity securities(1)	$(1,779)	$—	$(723)	$—
Realized net loss on short-term investments, equity securities(1)	(31)	—	(49)	—
	$(1,810)	$—	$(772)	$—

(1)
Short-term investments in equity securities, previously classified as available for sale with fair value changes recorded through other comprehensive income, as of January 1, 2018, have been reclassified and measured as FVTPL.

PAN AMERICAN SILVER CORP.	87

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

c)	Financial assets recorded at FVTOCI
The Company’s short-term investments other than equity securities are recorded at fair value through other comprehensive income. The unrealized (losses) gains from short-term investments other than equity securities for the three and six months ended June 30, 2018 and 2017 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Unrealized net gains (losses) on short-term investments, other than equity securities	$533	$(463)	$343	$(132)
Reclassification adjustment for realized (gains) losses on short-term investments, other than equity securities to earnings	(461)	12	(330)	(40)
	$72	$(451)	$13	$(172)

d)	Derivative instruments
The Company's derivative financial instruments are comprised of foreign currency, diesel fuel swap and commodity contracts. The net gains (losses) on derivatives for the three and six months ended June 30, 2018 and 2017 were comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Gains on commodity and diesel fuel swap and foreign currency contracts:
Realized gains (losses) on foreign currency, diesel fuel swap and commodity contracts	$—	$626	$(318)	$(2,513)
Unrealized gains on foreign currency, diesel fuel swap and commodity contracts	906	334	2,957	5,267
	$906	$960	$2,639	$2,754
Loss on derivatives:
Loss on warrants	(737)	—	$(780)	$—
	$(737)	$—	$(780)	$—

e)	Fair value information
i)Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data

PAN AMERICAN SILVER CORP.	88

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At June 30, 2018		At December 31, 2017
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$62,845	$—	$51,590	$—
Trade receivables from provisional concentrate sales	—	39,127	—	51,952
Derivative financial assets	—	1,364	—	1,092
Derivative financial liabilities	—	—	—	(1,906)
	$62,845	$40,491	$51,590	$51,138
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2017.
ii)Valuation Techniques
 Short-term investments and other investments
The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of investments in warrants, commodity swaps and foreign currency contracts. The fair value of the warrants are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs. The Company's commodity swaps and foreign currency contracts are valued using observable market prices. Derivative instruments are classified within Level 2 of the fair value hierarchy.
Receivables from Provisional Concentrate Sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.

f)	Financial Instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principle financial risks to which the Company is exposed are:

i)	Credit risk

ii)	Liquidity risk

iii)	Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

PAN AMERICAN SILVER CORP.	89

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

i)Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At June 30, 2018, the Company had receivable balances associated with buyers of its concentrates of $39.1 million (2017 - $52.0 million). The vast majority of the Company’s concentrate is sold to five well-known concentrate buyers.
Silver doré production from La Colorada, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At June 30, 2018, the Company had approximately $33.9 million (2017 - $21.9 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.
Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
ii)Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.
There was no significant change to the Company’s exposure to liquidity risk during the three and six months ended June 30, 2018.

PAN AMERICAN SILVER CORP.	90

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

iii)Market Risk
1.Currency Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
At June 30, 2018, the Company had no outstanding positions on its foreign currency exposure of MXN purchases. The Company recorded gains of $nil and $0.1 million, respectively on MXN derivative contracts for the three and six months ended June 30, 2018 (2017 - gains of $1.1 million, and $4.2 million, respectively).
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. At June 30, 2018, the Company has $9.7 million in lease obligations (2017 - $7.6 million), that are subject to an annualized interest rate of 2.2%.
The average interest rate earned by the Company during the three and six months ended June 30, 2018 on its cash and short-term investments was 0.77% and 0.80%, respectively (2017 - 0.63%, and 0.63%, respectively).
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s current policy is to not hedge the price of silver.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. At June 30, 2018, the Company had outstanding contracts to sell some of its base metals production.

5. SHORT-TERM INVESTMENTS

	June 30, 2018			December 31, 2017
Available for Sale	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$62,845	$61,982	$863	$51,590	$49,985	$1,605

PAN AMERICAN SILVER CORP.	91

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

6. INVENTORIES
Inventories consist of:

	June 30, 2018	December 31, 2017
Concentrate inventory	$13,087	$11,582
Stockpile ore (1)	16,898	16,209
Heap leach inventory and in process (2)	120,804	108,509
Doré and finished inventory (3)	39,188	35,054
Materials and supplies	47,063	47,361
	$237,040	$218,715

(1)	Includes an impairment charge of $4.6 million to reduce the cost basis of inventory to NRV at Manantial Espejo mine (December 31, 2017 – $10.0 million at Manantial Espejo mine).

(2)
Includes an impairment charge of $6.3 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines (December 31, 2017 - $10.3 million at Manantial Espejo and Dolores mines).

(3)	Includes an impairment charge of $nil to reduce the cost basis of inventory to NRV at June 30, 2018. (December 31, 2017 - $2.9 million at Manantial Espejo mine).

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT
Mineral properties, plant and equipment consist of:

	June 30, 2018			December 31, 2017
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron mine, Peru	$200,810	$(113,739)	$87,071	$196,111	$(107,970)	$88,141
Morococha mine, Peru	238,769	(144,090)	94,679	230,932	(135,868)	95,064
Alamo Dorado mine, Mexico	189,833	(189,833)	—	194,023	(194,023)	—
La Colorada mine, Mexico	287,202	(111,143)	176,059	279,541	(100,970)	178,571
Dolores mine, Mexico	1,499,169	(932,029)	567,140	1,485,200	(908,651)	576,549
Manantial Espejo mine, Argentina	364,776	(357,146)	7,630	367,573	(353,322)	14,251
San Vicente mine, Bolivia	133,662	(83,081)	50,581	131,038	(79,595)	51,443
Other	24,338	(16,630)	7,708	24,174	(16,447)	7,727
Total	$2,938,559	$(1,947,691)	$990,868	$2,908,592	$(1,896,846)	$1,011,746

Land and Non-Producing Properties:
Land	$4,678	$(922)	$3,756	$4,990	$(1,234)	$3,756
Navidad project, Argentina	566,577	(376,101)	190,476	566,577	(376,101)	190,476
Minefinders projects, Mexico	91,362	(36,975)	54,387	73,956	(16,929)	57,027
Morococha, Peru	9,674	—	9,674	9,674	—	9,674
Argentine projects	55,501	—	55,501	44,376	—	44,376
Other	30,869	(11,256)	19,613	30,885	(11,257)	19,628
Total non-producing properties	$758,661	$(425,254)	$333,407	$730,458	$(405,521)	$324,937
Total mineral properties, plant and equipment	$3,697,220	$(2,372,945)	$1,324,275	$3,639,050	$(2,302,367)	$1,336,683

Disposals
On January 31, 2018, the Company completed the sale of 100% of the shares of Minera Aquiline Argentina SA, which owns the Calcatreu project ("Calcatreu"), to Patagonia Gold Canada Inc for total consideration of $15 million in cash. The Company received $5 million at the date of sale with the remaining $10 million received on May 18, 2018. During the three and six months ended June 30, 2018 the Company recorded $nil and a gain of $8.0 million ($6 million, net

PAN AMERICAN SILVER CORP.	92

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

of tax expense), respectively, on the sale of Calcatreu included in gain on sale of mineral properties, plant and equipment.

8. IMPAIRMENT OF MINERAL PROPERTIES, PLANT AND EQUIPMENT
Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.
Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, the Company concluded that as of June 30, 2018 no such indicators were noted, and no impairment charges or impairment charge reversals were required.

9. INVESTMENT IN ASSOCIATES
Investment in associates consist of:

	June 30, 2018	December 31, 2017
Investment in Maverix (1)	$69,758	$53,567
Investment in other	1,450	1,450
	$71,208	$55,017

(1)	The following table shows a continuity of the Company's investment in Maverix:

	2018	2017
Balance of investment in Maverix, January 1,	$53,567	$48,284
Dilution gain	13,449	1,905
Adjustment for change in ownership interest	1,919	646
Income (loss) in associate	823	(485)
Balance of investment in Maverix, June 30,	$69,758	$50,350

Investment in Maverix:
The Company's warrant liability representing in substance ownership interest in Maverix was $14.5 million as at June 30, 2018 (December 31, 2017 - $14.3 million). The Company's share of Maverix income or loss was recorded, based on its 40% interest for the six months ended June 30, 2018 representing the Company’s fully diluted ownership.
On June 29, 2018, Maverix closed a transaction with Newmont Mining Corp. and its affiliates ("Newmont") where Maverix acquired a portfolio of fifty (50) royalties from Newmont, for which Maverix issued to Newmont a total of 60 million common shares, 10 million common share purchase warrants, exercisable for five years at $1.64 per common share, and made a cash payment of $17 million (collectively, the "Newmont Transaction").
Deferred Revenue:
Deferred revenue relates to precious metal streams whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage, to Maverix for $650 and $450 per ounce, respectively (the "Streams"). The deferred revenue liability recognized by the Company is the portion of the deferred revenue to be paid to Maverix owners other than Pan American through its ownership in Maverix.
The deferred revenue related to the Streams will be recognized as revenue by Pan American as the gold ounces are delivered to Maverix. On June 29, 2018, the Company recorded an additional $1.9 million of deferred revenue, as a

PAN AMERICAN SILVER CORP.	93

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

result of the diluted ownership in Maverix that arose on the Newmont transaction. As at June 30, 2018, the deferred revenue liability was $13.6 million (December 31, 2017 - $12.0 million).
During the three and six months ended June 30, 2018, $0.2 million and $0.3 million, respectively (2017 - $nil and $0.1 million, respectively) was recognized for the delivery of 1,116 and 1,635 ounces of gold, respectively (2017 - 501 ounces and 993 ounces, respectively) from La Colorada to Maverix. All transactions with Maverix were in the normal course and measured at exchange amounts, which were the amounts of consideration established and agreed to by the Company and Maverix.
Income Statement Impacts:
The Company recognized dilution gains of $13.4 million for the three and six months ended June 30, 2018 as a result of the Newmont Transaction. The Company recognized dilution gains of $0.5 million and $1.9 million gain, respectively, during the three and six months ended June 30, 2017. Dilution gains are recorded in share of loss from associate and dilution gain.
For the three and six months ended June 30, 2018 the Company also recognized its share of income from associate of $0.6 million and $0.8 million, respectively (2017 - $0.2 million of income, and $0.5 million loss, respectively) which represents the Company's proportionate share of Maverix's income (loss) during the period.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities consist of:

	June 30, 2018	December 31, 2017
Trade accounts payable(1)	$42,927	$47,138
Royalties payable	8,319	4,896
Other accounts payable and trade related accruals	23,183	29,690
Payroll and related benefits	27,483	29,329
Severance accruals	821	1,092
Other taxes payable	3,275	3,439
Other	11,711	24,114
	$117,719	$139,698

(1)	No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

PAN AMERICAN SILVER CORP.	94

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

11. PROVISIONS

	Closure and Decommissioning	Litigation	Total
December 31, 2017	$65,396	$4,097	$69,493
Revisions in estimates and obligations incurred	(5,854)	—	(5,854)
Charged (credited) to earnings:
-new provisions	—	679	679
-change in estimate	—	(28)	(28)
-exchange gains on provisions	—	(129)	(129)
Charged in the year	—	(260)	(260)
Reclamation expenditures	(4,549)	—	(4,549)
Accretion expense (Note 16)	3,262	—	3,262
June 30, 2018	$58,255	$4,359	$62,614

Maturity analysis of total provisions:	June 30, 2018	December 31, 2017
Current	$6,011	$8,245
Non-Current	56,603	61,248
	$62,614	$69,493

12. FINANCE LEASE OBLIGATIONS
The following table presents a reconciliation of the total future minimum lease payments at June 30, 2018 and December 31, 2017 to their present value for equipment lease obligations at several of the Company's subsidiaries:

	June 30, 2018	December 31, 2017
Less than a year	$7,259	$5,879
2 years	2,670	1,845
	9,929	7,724
Less future finance charges	(229)	(165)
Present value of minimum lease payments	$9,700	$7,559
Less: current portion of finance lease obligation	(7,066)	(5,734)
Non-current portion of finance lease obligation	$2,634	$1,825

13. OTHER LONG TERM LIABILITIES
Other long term liabilities consist of:

	June 30, 2018	December 31, 2017
Deferred credit(1)	$20,788	$20,788
Other income tax payable	436	2,082
Severance accruals	4,053	4,084
	$25,277	$26,954

(1)
As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture selected the Silver Stream alternative. The final contract for

PAN AMERICAN SILVER CORP.	95

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

the alternative is being discussed and pending the final resolution of this discussion, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

14. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS
Transactions concerning stock options are summarized as follows in CAD:

	Stock Options
	Shares	Weighted Average Exercise Price CAD$
As at December 31, 2016	1,310,864	$16.81
Granted	91,945	$18.64
Exercised	(307,266)	$11.24
Expired	(61,891)	$40.22
Forfeited	(97,529)	$23.60
As at December 31, 2017	936,123	$16.56
Granted	—	—
Exercised	(72,096)	$11.18
Expired	—	—
Forfeited	—	$—
As at June 30, 2018	864,027	$17.00

Long Term Incentive Plan
During the three months ended June 30, 2018, 57,722 common shares were issued in connection with the exercise of options (2017 – 49,822 common shares), nil options expired (2017 - nil) and nil options were forfeited (2017 – 64,937).
During the six months ended June 30, 2018, 72,096 common shares were issued in connection with the exercise of options (2017 – 296,180 common shares), nil options expired (2017 - nil) and nil options were forfeited (2017 – 86,149).
During the three and six months ended June 30, 2018, 10,338 common shares were issued to Directors in lieu of Directors fees of $0.2 million (2017 - 12,291 common shares in lieu of fees of $0.2 million).
Share Option Plan
The following table summarizes information concerning stock options outstanding and options exercisable as at June 30, 2018. The underlying option agreements are specified in Canadian dollar amounts.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at June 30, 2018	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Outstanding as at June 30, 2018	Weighted Average Exercise Price CAD$
$9.76 - $11.57	289,531	49.96	$10.01	289,531	$10.01
$11.58 - $17.01	84,798	45.68	$11.85	84,798	$11.85
$17.02 - $18.53	117,810	20.64	$18.37	117,810	$18.37
$18.54 - $24.90	371,888	30.49	$23.19	257,093	$24.79
	864,027	37.16	$17.00	749,232	$16.60

For the three and six months ended June 30, 2018 the total employee share-based compensation expense recognized in the income statement was $1.1 million and $2.1 million, respectively (2017 - $0.9 million, and $1.6 million, respectively).

PAN AMERICAN SILVER CORP.	96

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Performance Share Units
Compensation expense for PSUs was $0.4 million and $0.6 million, respectively, for the three and six months ended June 30, 2018 (2017 - $0.2 million and $0.5 million, respectively) and is presented as a component of general and administrative expense.
At June 30, 2018, the following PSU’s were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2016	141,790	$2,152
Granted	54,962	823
Paid out	(30,408)	(875)
Forfeited	—	—
Change in value	—	511
As at December 31, 2017	166,344	$2,611
Granted	—	—
Paid out	—	—
Forfeited	—	—
Change in value	—	382
As at June 30, 2018	166,344	$2,993

Restricted Share Units
Compensation expense for RSU’s was $0.7 million and $1.2 million, respectively, for the three and six months ended June 30, 2018 (2017 – $0.5 million and $1.4 million, respectively) and is presented as a component of general and administrative expense.
At June 30, 2018, the following RSU’s were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2016	315,423	$4,764
Granted	184,187	2,698
Paid out	(222,006)	(3,257)
Forfeited	(15,591)	(243)
Change in value	—	136
As at December 31, 2017	262,013	$4,098
Granted	—	—
Paid out	—	—
Forfeited	—	—
Change in value	—	601
As at June 30, 2018	262,013	$4,699

Issued share capital
The Company is authorized to issue 200,000,000 common shares of no par value.

PAN AMERICAN SILVER CORP.	97

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Dividends
The Company declared the following dividends for the six months ended June 30, 2018 and 2017:

Declaration Date	Record Date	Dividend per common share
August 8, 2018 (1)	August 20, 2018	$0.0350
May 9, 2018	May 22, 2018	$0.0350
February 20, 2018	March 5, 2018	$0.0350
May 9, 2017	May 23, 2017	$0.0250
February 14, 2017	February 27, 2017	$0.0250

(1)	These dividends were declared subsequent to the quarter ended June 30, 2018 and have not been recognized as distributions to owners during the period presented.

15. PRODUCTION COSTS
Production costs are comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Consumption of raw materials and consumables	$43,257	$38,913	$87,777	$81,118
Employee compensation and benefits expense	40,173	42,557	82,878	81,613
Contractors and outside services	22,048	21,532	44,718	42,496
Utilities	5,562	6,007	10,790	12,248
Severance costs related to mine operations	—	3,190	—	3,509
Other expenses	7,861	9,310	16,901	19,109
Changes in inventories (1)	(2,488)	412	(14,202)	11,051
	$116,413	$121,921	$228,862	$251,144

(1)
Includes NRV adjustments to inventory to reduce production costs by $7.0 million and reduce production costs by $12.4 million for the three and six months ended June 30, 2018, respectively (2017 - reduce by $5.7 million and increase by $5.5 million, respectively).

16. INTEREST AND FINANCE EXPENSE (RECOVERY)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Interest recovery	$(1,048)	$(2,436)	$(913)	$(2,318)
Finance fees	600	880	1,184	1,659
Accretion expense (Note 11)	1,623	1,494	3,262	2,987
	$1,175	$(62)	$3,533	$2,328

PAN AMERICAN SILVER CORP.	98

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

17. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended June 30,		2018		2017
	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings (1)	$36,187			$35,472
Basic EPS	$36,187	153,295	$0.24	$35,472	153,136	$0.23
Effect of Dilutive Securities:
Stock Options	—	250		—	286
Diluted EPS	$36,187	153,545	$0.24	$35,472	153,422	$0.23

(1)	Net earnings attributable to equity holders of the Company.

For the six months ended June 30,		2018		2017
	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings (1)	$83,563			$54,843
Basic EPS	$83,563	153,303	$0.55	$54,843	152,948	$0.36
Effect of Dilutive Securities:
Stock Options	—	240		—	327
Diluted EPS	$83,563	153,543	$0.54	$54,843	153,275	$0.36

(1)	Net earnings attributable to equity holders of the Company.
Potentially dilutive securities excluded in the diluted earnings per share calculation for the three and six months ended June 30, 2018 were 279,943 and 279,943 out-of-the-money options, respectively (2017 – 353,214 and 307,509, respectively).

18. SUPPLEMENTAL CASH FLOW INFORMATION
The following tables summarize other adjustments for non-cash income statement items, changes in operating working capital items and significant non-cash items:

	Three months ended June 30,		Six months ended June 30,
Other operating activities	2018	2017	2018	2017
Adjustments for non-cash income statement items:
Share-based compensation expense	$1,146	$918	$2,108	$1,619
Loss on securities held	1,761	—	723	—
Gains on commodity, diesel fuel swaps, and foreign currency contracts (Note 4d)	(906)	(960)	(2,639)	(2,754)
Loss on derivatives (Note 4d)	737	—	780	—
Share of income from associate and dilution gain (Note 9)	(14,113)	(649)	(14,272)	(1,420)
Net realizable value adjustment for inventories	(7,034)	(5,739)	(12,365)	5,476
	$(18,409)	$(6,430)	$(25,665)	$2,921

PAN AMERICAN SILVER CORP.	99

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

	Three months ended June 30,		Six months ended June 30,
Changes in non-cash operating working capital items:	2018	2017	2018	2017
Trade and other receivables	$2,059	$(8,785)	$6,432	$(8,400)
Inventories	5,569	3,265	(1,171)	3,553
Prepaid expenses	878	(1,088)	1,342	(637)
Accounts payable and accrued liabilities	851	(460)	(5,217)	(1,965)
Provisions	(1,585)	(1,135)	(4,934)	(2,950)
	$7,772	$(8,203)	$(3,548)	$(10,399)

	Three months ended June 30,		Six months ended June 30,
Significant non-cash items:	2018	2017	2018	2017
Assets acquired by finance lease	$1,660	$1,470	$5,658	$2,870
Shares issued as compensation	$182	$217	$182	$217
Shares issued as consideration for Joaquin	$—	$—	$—	$8,650

Cash and Cash Equivalents	June 30, 2018	December 31, 2017
Cash in banks	$132,404	$160,001
Short-term money markets investments	54,999	15,952
Cash and cash equivalents	$187,403	$175,953

19. SEGMENTED INFORMATION
All of the Company’s operations are within the mining sector, conducted through operations in four countries. Due to geographic and political diversity, the Company’s mining operations are decentralized in nature whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. We have determined that each producing mine and significant development property represents an operating segment. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. Operating results of operating segments are reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia.

PAN AMERICAN SILVER CORP.	100

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Significant information relating to the Company’s reportable operating segments is summarized in the table below:

	Three months ended June 30, 2018
	Peru		Mexico			Argentina		Bolivia	Canada
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Pas Corp	Other	Total
Revenue	$25,994	$31,273	$69,787	$—	$39,166	$32,038	$—	$18,202	$—	$—	$216,460
Depreciation and amortization	(2,982)	(4,339)	(21,439)	—	(4,894)	(1,971)	(22)	(1,886)	(33)	(60)	(37,626)
Exploration and project development	(282)	(179)	(257)	—	(44)	(59)	(256)	—	(462)	(338)	(1,877)
Interest income	17	25	—	1	—	72	28	—	—	39	182
Interest and financing expenses (recovery)	(186)	(156)	839	(127)	(119)	(755)	(32)	(64)	(574)	(1)	(1,175)
(Loss) gain on disposition of assets	(2)	—	(73)	179	(11)	—	—	(380)	—	105	(182)
Share of income from associate and dilution gain	—	—	—	—	—	—	—	—	14,272	(159)	14,113
Loss on derivatives	—	—	—	—	—	—	—	—	(737)	—	(737)
Foreign exchange gains (losses)	93	68	872	(471)	281	245	(1,195)	256	(4,042)	(1,024)	(4,917)
Gain on commodity, fuel swaps and foreign currency contracts	—	—	—	—	—	—	—	—	906	—	906
Earnings (loss) before income taxes	5,095	9,184	9,257	(2,256)	18,512	8,735	(1,661)	3,280	2,688	376	53,210
Income tax (expense) recovery	(3,657)	(3,436)	(9,639)	8,242	(8,452)	(333)	(45)	(877)	(1,062)	2,745	(16,514)
Net earnings (loss) for the period	1,438	5,748	(382)	5,986	10,060	8,402	(1,706)	2,403	1,626	3,121	36,696
Capital expenditures	$2,608	$2,635	$15,332	$—	$4,845	$8,144	$13	$2,132	$167	$50	$35,926

	Six months ended June 30, 2018
	Peru		Mexico			Argentina		Bolivia	Canada
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Pas Corp	Other	Total
Revenue	$58,644	$64,920	$132,681	$—	$79,648	$53,906	$—	$33,622	$—	$—	$423,421
Depreciation and amortization	(6,165)	(8,047)	(40,872)	—	(10,192)	(3,335)	(43)	(3,330)	(64)	(116)	(72,164)
Exploration and project development	(639)	(301)	(903)	—	(93)	(1)	(980)	—	(1,041)	(663)	(4,621)
Interest income	26	39	—	3	—	224	69	—	469	116	946
Interest and financing expenses	(395)	(298)	489	(254)	(237)	(1,530)	(48)	(128)	(1,114)	(18)	(3,533)
(Loss) gain on disposition of assets	(2)	—	(72)	356	23	—	—	(518)	195	7,822	7,804
Share of income from associate and dilution gain	—	—	—	—	—	—	—	—	14,272	—	14,272
Loss on derivatives	—	—	—	—	—	—	—	—	(780)	—	(780)
Foreign exchange gains (losses)	45	29	231	(415)	(63)	425	(1,777)	426	(4,742)	(751)	(6,592)
Gain on commodity, fuel swaps and foreign currency contracts	—	—	—	—	—	—	—	—	2,639	—	2,639
Earnings (loss) before income taxes	15,156	22,445	12,067	(2,289)	36,974	11,691	(3,213)	6,900	(1,299)	9,444	107,876
Income tax (expense) recovery	(7,244)	(7,772)	(297)	8,268	(11,395)	(421)	(86)	(2,296)	(2,135)	354	(23,024)
Net earnings (loss) for the period	7,912	14,673	11,770	5,979	25,579	11,270	(3,299)	4,604	(3,434)	9,798	84,852
Capital expenditures	$4,535	$3,822	$34,154	$—	$9,342	$12,694	$24	$3,590	$235	$95	$68,491

PAN AMERICAN SILVER CORP.	101

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

	As at June 30, 2018
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Pas Corp	Other	Total
Total assets	$123,289	$143,001	$832,772	$21,302	$229,595	$75,692	$194,603	$88,576	$226,354	$94,841	$2,030,025
Total liabilities	$40,477	$38,354	$164,149	$4,470	$58,717	$26,361	$1,236	$39,983	$30,128	$30,345	$434,220

	Three months ended June 30, 2017
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue	$29,910	$30,032	$47,124	$7,026	$39,871	$31,550	$—	$15,806	$—	$201,319
Depreciation and amortization	(3,381)	(3,205)	(15,847)	(10)	(4,797)	(1,420)	(21)	(1,940)	(80)	(30,701)
Exploration and project development	(331)	(418)	(638)	—	(62)	(1,036)	(609)	—	(1,340)	(4,434)
Interest income (expense)	11	10	533	—	—	102	28	5	(146)	543
Interest and financing expenses	(209)	(133)	2,498	(90)	(118)	(710)	(25)	(60)	(1,091)	62
(Loss) gain on disposition of assets	(154)	(128)	9	500	41	—	—	22	2	292
Share of loss from associate and dilution gain	—	—	—	—	—	—	—	—	649	649
Foreign exchange gains (losses)	17	31	(1)	75	(75)	(290)	(351)	258	450	114
Gain on commodity, fuel swaps and foreign currency contracts	—	—	—	—	—	—	—	—	960	960
Earnings (loss) before income taxes	6,809	9,222	10,700	(1,179)	17,243	(2,945)	(982)	3,356	(4,722)	37,502
Income tax (expense) recovery	(2,703)	(1,839)	7,631	8	(2,908)	308	(19)	(973)	(996)	(1,491)
Net earnings (loss) for the period	4,106	7,383	18,331	(1,171)	14,335	(2,637)	(1,001)	2,383	(5,718)	36,011
Capital expenditures	$2,102	$2,529	$27,134	$—	$7,443	$166	$—	$2,241	$207	$41,822

	Six months ended June 30, 2017
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue	$61,583	$55,422	$93,361	$13,672	$83,023	$60,188	$—	$32,757	$—	$400,006
Depreciation and amortization	(6,600)	(5,590)	(31,676)	(10)	(9,588)	(2,707)	(42)	(3,675)	(166)	(60,054)
Exploration and project development	(959)	(692)	(1,052)	—	(100)	(1,036)	(1,885)	—	(2,234)	(7,958)
Interest income	24	13	—	1	—	208	28	5	376	655
Interest and financing expense (recovery)	(426)	(278)	2,204	(180)	(234)	(1,388)	(50)	(116)	(1,860)	(2,328)
(Loss) gain on disposition of assets	(154)	(128)	10	500	(319)	—	—	34	391	334
Share of loss from associate and dilution gain	—	—	—	—	—	—	—	—	1,420	1,420
Foreign exchange (losses) gains	(85)	(16)	572	204	259	(515)	(189)	471	1,922	2,623
Gain on commodity, fuel swaps and foreign currency contracts	—	—	—	—	—	—	—	—	2,754	2,754
Earnings (loss) before income taxes	17,262	17,820	7,157	(1,445)	37,043	(12,104)	(2,142)	8,260	(6,558)	65,293
Income tax (expense) recovery	(6,095)	(3,693)	13,805	404	(4,921)	294	(30)	(2,657)	(6,439)	(9,332)
Net earnings (loss) for the period	11,167	14,127	20,962	(1,041)	32,122	(11,810)	(2,172)	5,603	(12,997)	55,961
Capital expenditures	$4,267	$4,340	$46,762	$—	$13,092	$1,264	$—	$3,807	$228	$73,760

	As at December 31, 2017
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Pas Corp	Other	Total
Total assets	$116,138	$131,180	$833,397	$17,125	$231,205	$125,088	$194,225	$85,869	$210,286	$48,819	$1,993,332
Total liabilities	$46,184	$36,058	$176,464	$8,163	$65,145	$43,408	$1,296	$30,819	$28,939	$35,805	$472,281

PAN AMERICAN SILVER CORP.	102

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

	Three months ended June 30,		Six months ended June 30,
Product Revenue	2018	2017	2018	2017
Refined silver and gold	$106,459	$89,625	196,353	175,858
Zinc concentrate	39,400	33,463	81,916	62,725
Lead concentrate	36,622	37,986	73,112	82,211
Copper concentrate	20,055	27,989	46,189	52,764
Silver concentrate	$13,924	$12,256	25,851	26,448
Total	$216,460	$201,319	423,421	400,006

20. INCOME TAXES
Components of Income Tax Expense

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Current income tax expense	$17,607	$11,598	$35,742	$23,556
Deferred income tax recovery	(1,093)	(10,107)	(12,718)	(14,224)
Income taxes expense	$16,514	$1,491	$23,024	$9,332
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table which results in an effective tax rate that varies considerably from the comparable period. The main factors that affected the effective tax rate for the three and six months ended June 30, 2018 and the comparable period of 2017 were foreign exchange fluctuations, changes in the recognition of certain deferred tax assets, mining taxes paid, and withholding taxes on payments from foreign subsidiaries. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.
Reconciliation of Effective Income Tax Rate

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Earnings before taxes and non-controlling interest	$53,210	$37,502	$107,876	$65,293
Statutory Canadian income tax rate	27.00%	26.00%	27.00%	26.00%
Income tax expense based on above rates	$14,367	$9,751	$29,127	$16,976
Increase (decrease) due to:
Non-deductible expenditures	945	1,166	1,875	2,342
Foreign tax rate differences	4,078	(228)	3,008	(1,992)
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	788	521	1,532	1,098
- Other deferred tax assets	(8,209)	(3,179)	(16,556)	(2,733)
Non-taxable portion of net earnings of affiliates	(920)	(1,264)	(1,764)	(2,452)
Tax on sale of royalty	—	—	—	1,400
Effect of other taxes paid (mining and withholding)	4,035	2,448	9,330	7,139
Effect of foreign exchange on tax expense	13,629	(8,761)	1,583	(17,137)
Non-taxable impact of foreign exchange	(10,549)	5,017	(2,398)	7,962
Change in current tax expense estimated for prior years	(2,030)	(4,254)	(2,030)	(3,503)
Other	380	274	(683)	232
Income tax expense	$16,514	$1,491	$23,024	$9,332
Effective income tax rate	31.04%	3.98%	21.34%	14.29%

PAN AMERICAN SILVER CORP.	103

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2018 and December 31, 2017, and for the
three and six month periods ended June 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

21. CONTINGENCIES
The Company is subject to various legal, tax, environmental and regulatory matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. In the opinion of management none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. There have been no significant changes to contingencies from those disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2017.

22. RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. All related party transactions for the three and six months ended June 30, 2018 and 2017 have been disclosed in these condensed interim consolidated financial statements. Transactions with Maverix, an associate of the Company, have been disclosed in Note 9 of these condensed interim consolidated financial statements.
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

PAN AMERICAN SILVER CORP.	104